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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 1-4471

                           NOTIFICATION OF LATE FILING

(Check One):
                X
__  Form 10-K  ___ Form 11-K  __ Form 20-F  __ Form 10-Q  __ Form N-SAR


   For Period Ended: December 31, 2001

__ Transition Report on Form 10-K   __ Transition Report on Form 11-K
__ Transition Report on Form 20-F   __ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR

          For the Transition Period Ended: ________________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________________
___________________________________________________________________________
___________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant: The Profit Sharing Plan of Xerox Corporation and the Xerographic Division, Union of Needletrades, Industrial and Textile Employees A.F.L.-C.I.O.-C.L.C.

Former name if applicable:

Address of principal executive office:  800 Long Ridge Road
City, state and zip code:               Stamford, Connecticut  06904


                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report
  X          on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
 ____        thereof will be filed on or before the 15th calendar day
             following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountants' statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The Form 11-K will be filed on or before the fifteenth calendar day following the prescribed due date due to an error in the information provided by the Profit Sharing Plan of Xerox Cororation and the Xerographic Division, Union of Needletrades, Industrial and Textile Employees A.F.L.-C.I.O.-C.L.C. record keeper, Hewitt Associates. The December 31, 2000 investment allocation information was inaccurate as previously provided, which was discovered by the record keeper in late June 2002. This information will be corrected. The corresponding period for the last fiscal year will be affected by an increase in the Investment in Master Trust presented in the Statement of Net Assets as of December 31, 2000 in the amount of approximately $34 million. There is no statement of changes in net assets for the year ended December 31, 2000 presented or required. The additional time is necessary to avoid unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Lawrence M. Becker             (585)423-5653
(Name)                         (Area Code)         (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             X
                                             __  Yes  ____ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       X
                                             __  Yes  ____ No

See response to Part III.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES

     THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES A.F.L.-C.I.O.-C.L.C.
            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 1, 2002                   By: /s/ Lawrence M. Becker
                                         -----------------------------
                                          Name:   Lawrence M. Becker
                                          Title:  on behalf of the Profit
                                                  Sharing Joint Administrative
                                                  Board, Plan  Administrator